K&L Gates llp 1601 K Street, N.W. Washington, DC 20006-1600 T 202.778.9000 F 202.778.9100 klgates.com

December 10, 2020

FILED VIA EDGAR

Ms. Alison White
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:

Harris Associates Investment Trust; Post-Effective Amendment No. 65

--Oakmark Fund

--Oakmark Select Fund

--Oakmark Global Fund

--Oakmark Global Select Fund

--Oakmark International Fund

--Oakmark International Small Cap Fund

--Oakmark Equity and Income Fund

--Oakmark Bond Fund

File Nos. 33-38953; 811-06279

Dear Ms. White:

This letter responds to your comments, discussed in our telephone conversation on November 9, 2020 and via email on December 8, 2020, regarding your review of Post-Effective Amendment No. 65 to the registration statement on Form N-1A for Harris Associates Investment Trust (“Registrant”) on behalf of each of its series list above (each a “Fund”).  Pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“1933 Act”), Post-Effective Amendment No. 65 will become effective on December 15, 2020. The Registrant expects to file Post-Effective Amendment No. 66 on December 15, 2020, which will become effective immediately, pursuant to Rule 485(b) under the 1933 Act and which will reflect changes made in response to the SEC staff’s comments, as set forth below, and certain other non-material clarifying and conforming changes.

General

Comment 1:  Please update the series and class identifiers on Edgar and the prospectus and SAI with ticker symbols.

Response: The Registrant has made the requested change.

Ms. Alison White

Division of Investment Management

Securities and Exchange Commission

December 10, 2020

Prospectus

Comment 2:  Please complete and provide the R6 Class “Fees and Expenses of the Fund” section for each Fund prior to the effective date.

Response:      The Registrant completed the R6 Class “Fees and Expenses of the Fund” section for each Fund and provided it to Ms. White via email on December 7, 2020.

Comment 2.a. (Received as Supplemental Comment on December 8, 2020): Footnote (2) to the Oakmark Bond Fund fee table indicates that the Adviser may recoup advisory fees waived for up to three years after the year in which the waiver took place.  Please either (i) revise the fee waiver agreement to provide for recoupment up to three years after the date of the waiver, or (ii) confirm that the Registrant has conducted a FAS 5 analysis with respect to the Fund (which has been provided to each Fund’s auditor) and concluded that recoupment is not probable.  Please also revise the second to last sentence of the note to state that the Fund will repay the Adviser for fees and expenses waived or reimbursed for the class provided that repayment does not cause annual operating expenses to exceed 0.64%, 0.59%, and 0.44% of the class’ average net assets, respectively or the expense caps in place at the time of reimbursement, whichever are lower.

Response:      The Registrant confirms that it has conducted the FAS 5 analysis with respect to the recoupment and concluded that recoupment is not probable and represents that it has provided this analysis to the Fund’s independent auditor.

In conjunction with the Fund’s expense limitation agreement, the Registrant has added the following disclosure to footnote (2):

The Fund has agreed that each of Advisor Class, Institutional Class, and R6 Class will repay the Adviser for fees and expenses waived or reimbursed for the class provided that repayment does not cause annual operating expenses to exceed 0.64%, 0.59%, and 0.44% of the class’ average net assets, respectively, or to exceed any lower limit in effect at the time of recoupment.

Comment 3:  For each Fund, please consider identifying the shareholder service plan fee as a subcaption to the ‘Other expenses’ line item in the fee table. If that change is made, please also delete the last sentence of the related footnote to the fee table discussing the shareholder service plan.

Response:      The Registrant has revised the fee table and the disclosure in the related footnote.

Ms. Alison White

Division of Investment Management

Securities and Exchange Commission

December 10, 2020

Comment 4:  Please explain how you examined the ‘Other expenses’ line item in the Funds’ fee tables for the fiscal year and how you determined that the estimate was reasonable.

Response:      The Registrant estimated the ‘Total Other expenses’ line item and its various components in each Fund’s fee table factoring in shareholder migration assumptions to account for the new R6 Class and cost structure changes made to the Investor, Advisor, and Institutional Classes. In all cases but two, this resulted in a projected increase to total other expenses. In the two cases where it did not result in increased fees, the expenses incurred and reported in the Funds’ Annual Report were used. In addition, the Registrant included the new shareholder service plan fee for the Investor Class shares estimating for the truncated period the fee will be effective for the first fiscal year.

Comment 5:  For each Fund, except Oakmark Bond Fund, please amend the disclosure in the footnote to the fee table discussing the contractual fee waiver to indicate that the arrangement may only be modified or amended with approval from the Fund’s Board of Trustees and the Adviser.

Response:      The Registrant has revised the disclosure in the related footnote as follows:

This arrangement may only be modified or amended with approval from the Fund’s Board of Trustees and the Adviser.

Comment 6: For each Fund, please clarify if the operating expenses used to calculate the example have been adjusted to reflect any expense reimbursement or fee waiver arrangements.

Response:      The Registrant has revised the disclosure in the narrative of the expense example as follows:

The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses were those reflected in the table, inclusive of any fee waivers and/or expense reimbursements.

Ms. Alison White

Division of Investment Management

Securities and Exchange Commission

December 10, 2020

Comment 7:  As we indicated in 2010 and 2016, given that the Oakmark Global Fund’s name includes the term “global,” please expressly describe how the fund will “invest [its] assets in investments that are tied economically to a number of countries throughout the world.”  See Investment Company Names, Investment Company Act Release No. 24828, at n. 42 (Jan. 17, 2001).  For example, the fund could include a policy that, under normal market conditions, it will invest significantly (e.g., at least 40% of its assets, unless market conditions are not deemed favorable, in which case the fund would invest at least 30% of its assets) in companies organized or located in multiple countries outside the United States or doing a substantial amount of business in multiple countries outside the United States.

Response:      The Registrant has carefully considered the SEC staff’s comment and respectfully submits its view that the Fund’s current disclosure is sufficient and in compliance with existing requirements and guidance.  The Registrant respectfully disagrees that the use of the term “global” in the Fund’s name requires it to include the suggested new percentage-based policy in its registration statement. In letters dated January 29, 2010 and November 30, 2016 (the “2010 and 2016 Responses”), the Registrant responded to a similar SEC staff comment and respectfully disagreed with the SEC staff’s analysis that the use of the term “global” requires a fund to state that a certain amount of its portfolio assets must be invested in securities of non-U.S. companies.  In light of new information that supports this position, as well as the reasons submitted by the Registrant in the 2010 and 2016 Responses, the Registrant maintains that it should not be required to include a new percentage-based policy in its registration statement for the following reasons: (1) the Investment Company Institute (“ICI”) memorandum dated June 4, 2012 (“ICI Memorandum”), clarifies that it is the SEC staff’s position that the 40% policy is not compulsory for global funds; (2) the SEC did not determine that the term “global” was subject to Section 35(d) or Rule 35d-1 under the Investment Company Act of 1940 (“1940 Act”); and (3) the use of the term “global” in the Fund’s name is not misleading because the prospectus currently provides appropriate detailed disclosure.

(1)	In response to ICI member inquires, the ICI sought clarification from the SEC staff on their view of fund names that include the term “global.” The ICI Memorandum, summarizing its conversations with senior members of the SEC staff, states that a 40% policy is not compulsory for global funds, though a fund should “expressly describe how the fund will invest its assets in investments that are tied economically to a number of countries throughout the world.” The Registrant respectfully submits that its disclosure on this point is sufficient, as the current disclosure indicates that the Fund invests primarily in a diversified portfolio of common stocks of both U.S. and non-U.S. companies, and to do so, it invests in the securities of companies located in at least three countries and typically invests between 25-75% of its total assets in the securities of non-U.S. companies.

(2)	Rule 35d-1 addresses certain investment company names that are likely to mislead investors about a company’s investment emphasis. See Investment Company Names, Investment Company Act Release No. IC-24828 (Jan. 17, 2001). When adopted, the SEC specifically considered whether to include the term “global” in Rule 35d-1’s ambit and explicitly chose not to do so. See id. at n. 42 (“The terms “international” and “global,” however, connote diversification among investments in a number of different countries throughout the world, and “international” and “global” funds will not be subject to the rule.”) The Registrant further notes that in the March 2, 2020, SEC Investment Company Act Release No. 33809 “Request for Comments on Fund Names” the Commission recognized that “[Rule 35d-1] does not apply to the use of the terms ‘global’ or ‘international.’”

Ms. Alison White

Division of Investment Management

Securities and Exchange Commission

December 10, 2020

(3)	Section 35(d)(1) provides that to determine whether a fund name is misleading, the test is “whether the name would lead a reasonable investor to conclude that the company invests in a manner that is inconsistent with the company’s intended investments or the risks of those investments.” 15 U.S.C. 80a-34(d); Pub. L. No. 104-290, § 208, 110 Stat. 3416, 3432 (1996). The source of a company’s investments and risks, as well as the facts and circumstances surrounding the use of the name, should be examined in this analysis. See Investment Company Names, Investment Company Act Release No. IC-24828, at n.47 (January 17, 2001). Similar to the Registrant’s position in the 2010 Response, the Registrant continues to believe that the Fund’s name is not materially deceptive or misleading. The Fund’s prospectus states that the Fund seeks long-term capital appreciation, and to pursue that objective, the Fund invests primarily in a diversified portfolio of common stocks of both U.S. and non-U.S. companies. The prospectus further states that the Fund invests in the securities of companies located in at least three countries and that it typically invests between 25-75% of its total assets in the securities of non-U.S. companies. The Registrant believes that this disclosure is sufficient and would not lead a reasonable investor to conclude that the Fund invests in a manner that is inconsistent with the Fund’s intended investments or the risks of those investments, and respectfully declines to include a new percentage-based policy in its disclosure.

For these reasons, the Registrant maintains its position that the Fund’s name and the Fund’s current prospectus disclosure would not lead a reasonable investor to conclude that the Fund invests in a manner that is inconsistent with the Fund’s intended investments or the risks of those investments and respectfully declines to include the suggested new percentage-based policy in its prospectus.

Comment 8:  The “Principal Investment Strategy” section of Oakmark Bond Fund states that the Fund invests in senior loans as a principal investment strategy. Please consider whether disclosure regarding the discontinuation of LIBOR should be added to the “Principal Investment Risks” section.

Response:       The Registrant has added the following disclosure to the “Principal Investment Risks - Loan Interests Risk” section:

Loan Interests Risk. …. A loan interest may not be deemed a security and, in such case, may not be afforded the same legal protections afforded securities under the federal securities laws.

The Fund may invest in loan interests that utilize the London Interbank Offered Rate, or “LIBOR,” as a “benchmark” or “reference rate” for various interest rate calculations. In July 2017, the United Kingdom Financial Conduct Authority, which regulates LIBOR, announced a desire to phase out the use of LIBOR by the end of 2021. The elimination of LIBOR (or changes or reforms to other reference rates) could have an adverse impact on the market for, or value of, securities or payments linked to those reference rates, which may adversely affect the Fund’s performance and may lead to increased volatility and illiquidity in markets that are tied to LIBOR.

Ms. Alison White

Division of Investment Management

Securities and Exchange Commission

December 10, 2020

Comment 9:   Please disclose in the “Principal Investment Risks” section of Oakmark Bond Fund that senior loans may not be considered securities and may not be afforded to the protections under the federal securities law.

Response:       The Registrant revised the “Principal Investment Risks - Loan Interests Risk” section as noted in response to Comment 8 herein to include this disclosure.

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If you have any further comments or questions regarding this filing, please contact me at (202) 778-9156 or Marguerite W. Laurent at (202) 778-9403. Thank you for your attention to this matter.

Sincerely,

/s/ Melissa T. Herr

Melissa T. Herr